EXHIBIT 99.2: PRESS RELEASE
LDK Solar Announces Proposed Offering of RMB-denominated
US$-settled Senior Notes
     XINYU CITY, China and SUNNYVALE, Calif., February 10, 2011 — LDK Solar Co., Ltd. (NYSE:LDK) (“LDK Solar”) announced today its intention to offer, subject to market and other conditions, RMB-denominated US$-settled senior notes (the “Notes”) pursuant to Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”). The Notes will be guaranteed by certain of LDK Solar’s offshore subsidiaries (the “Subsidiary Guarantees”). The interest rate, price and other terms are to be determined by negotiations between LDK Solar and the underwriters of the Notes. LDK Solar intends to use the net proceeds of the offering to repay certain of its existing indebtedness with remaining maturities of up to one year.
     This press release is for information only and is not an offer to sell or the solicitation of an offer to buy securities and neither this press release nor anything herein forms the basis for any contract or commitment whatsoever. This press release is not an offer of securities for sale in the United States. Any offers of the securities will be made only by means of a private offering memorandum. The Notes and the Subsidiary Guarantees have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. There will be no public offering of securities in the United States. The Company does not intend to register any of the securities in the United States.
For more information contact:

Lisa Laukkanen	Jack Lai
The Blueshirt Group for LDK Solar	Executive VP and CFO
lisa@blueshirtgroup.com	LDK Solar Co., Ltd.
+1-415-217-4967	IR@ldksolar.com
+1-408-245-8801

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